

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

September 20, 2007

Patrick L. Donnelly
Executive Vice President, General Counsel & Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

RE: **Sirius Satellite Radio Inc.**
Registration Statement on Form S-4
Amendment 2 Filed September 14, 2007
File No. 333-134098

XM Satellite Radio Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 2 Filed September 17, 2007
File No. 000-27441

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

September 20, 2007
Page 2

Risk Factors, page 16

1.   We note your statement in response to our prior comment four that neither
        company believes that the transaction's contingency fee arrangements raise
        potential risk factor disclosure issues relating to the independence and quality of
        their respective financial advisor's recommendation. Please disclose whether
        either Board considered the issue at all and, if so, why they concluded that the
        contingency fee arrangements do not compromise the independence and quality of
        their respective financial advisor's recommendation.

Reasons for the Merger, page 22

2.   We note your response to prior comment 5 and your added disclosure to pages 24,
        81, and 82. Please clarify your disclosure to indicate whether the disclosure on
        pages 81 – 82 contain all of the financial forecasts provided to each party by the
        other. If not, please disclose all material projections, internal financial statements,
        and long-term financial plans for 2007 and 2008 that were exchanged among
        Sirius, XM, and their respective financial advisors. Also disclose the bases for
        and the nature of the material assumptions underlying the projections.

Exhibit 8.1

3.   We note the assumption contained on page two of the form of opinion that
        counsel has assumed that the statements concerning the Merger set forth in the
        Merger Agreement and the Registration Statement are true, complete, and correct.
        Statements relating to the subject matter of the opinion may not be assumed as
        part of the opinion. Please revise.

XM's Form 10-Q for the Quarterly Period Ended June 30, 2007
Note 6. Summary of the Transaction, page 19

4.   We note your response to prior comment 8. XM's disclosures state that the fair
        market value was "based on an appraisal performed by satellite consulting and
        lease appraisal firm." Also, the Forms 10-Q are incorporated by reference in the
        Form S-4. Based on these factors, please have XM amend its filings to remove
        the reference to the third party appraiser as previously requested. Alternatively,
        you should name the firm in the Forms 10-Q and include a consent of the firm in
        the Form S-4.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

September 20, 2007
Page 3

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary Sellers
       Simpson Thacher & Bartlett LLP
       Via Facsimile: (212) 455-2502

       Thomas Kennedy
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via Facsimile: (917) 777-2526